March 3, 2008


Dear BellaVista Shareholders,

On February 26, 2008 we held our annual shareholder meeting in Palo Alto. At this meeting Patricia Wolf and Jeff Black were re-elected to their director positions with over 95% of the vote cast. A summary of the information reported by the Company to the shareholders follows:

         2007 Portfolio Activity - There were 33 investments in the portfolio during calendar year 2007. Six investments paid off in 2007 for a total of $8.9 million; an additional 20 investments totaling $35.1 million in book value are continuing to perform; and the last REO property is complete and on the market for $6.5 million. The remaining six investments, in which the Company had originally invested $24.5 million, have been impaired by $15.8 million as a result of the downturn in the real estate market. These six impaired investments now represent $8.7 million of the portfolio's book value.

         2007 Results - Calendar year results based on the estimated Net Realizable Value of assets were reviewed. During the year there was an overall decline in the estimated Net Realizable Value of assets per share of 15% or $0.67 per share.

         2008 Real Estate Outlook - There are several major issues facing the Company's portfolio in the wake of the unprecedented downturn in the residential real estate market and the finance industry that supports it. Research indicates that the top five publicly held homebuilders have lost an average of 64% of their market values since December 2005 and the top five public mortgage lenders and money center banks have lost an average of 54% and 32% of their respective market values between December 2006 and December 2007. Based on current economic conditions, the Company shared its opinion that it does not expect to see any major improvement in the market for homes in which it holds investments through 2009 and accordingly has lowered return expectations for 2008.

         2008 Plan - The components of the 2008 Plan are:

          o Rent and Hold Strategy - A "rent and hold" strategy is being implemented in several cases to protect investment value. This strategy focuses on the repositioning of some investments in condos and converting them to rental use. The rental market has remained strong in relation to the "for sale" market. The exit strategy is to sell the rental complex (with condo use overlay) to a cash flow investor in the future. In addition, the plan is to convert some condos to short term rentals to defray some of the holding costs. The exit strategy in these investments is to sell as condos when the market improves in order to realize a higher value.


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          o    A managed asset  liquidation  plan was announced that will strive to maximize the portfolio's potential value over three to five years. During the term of this plan, excess capital will be invested in deeds of trust with shorter maturity dates.
          o Operational staff will transition out by the end of the year and all asset management and loan servicing functions will be outsourced to Cupertino Capital in an effort to reduce expenses.
          o The Chairman of the Board, Bill Offenberg, will serve in an executive capacity and the Board will continue in its oversight of company operations and review and approve any new investments.
          o Shareholder Liquidity - A liquidity plan for shareholders was announced and will begin in January 2009. The liquidity is expected to be provided in the form of share repurchases with
               excess   capital   available   from  cash  flow  and   liquidated
               investments. The price will be set by the Board based on the estimated Net Realizable Value of assets per share less a discount determined based on the relative risk of the portfolio at the time of the repurchase.

You may obtain a copy of the presentation that was made during the shareholders meeting by logging on the EDGAR website (http://www.sec.gov/edgar.shtml) or contact our office at (650) 328-3060.

On February 21, 2008 we filed our unaudited first fiscal quarter financial statements for the period ended December 31, 2007 on Form 10-QSB. During the three months ended December 31, 2007 we reported the above-mentioned impairments to our investments as a result of the real estate market downturn. These impairments contributed to a decrease in our estimated Net Realizable Value of assets per share from $4.10 at September 30, 2007 to $3.90 at December 31, 2007. For detailed information about our financial results you may obtain a copy of our 10-QSB on the EDGAR website provided by the SEC (http://www.sec.gov/edgar.shtml) or once again contact our office at (650) 328-3060.

In spite of the obstacles that we face in today's challenging real estate market, we are confident that we have taken the necessary defensive actions to maximize the value of BellaVista's investment portfolio. We will keep you apprised as we make progress with the execution of our 2008 Plan.


Sincerely,



Michael Rider
President